Exhibit 99.1

Yintech Provides Business Update and Announces US$30 Million Share Repurchase Program

SHANGHAI, CHINA, June 2, 2017 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today provided an update on its business conducted on the Tianjin Precious Metals Exchange and announced that its Board of Directors has authorized a US$30.0 million share repurchase program.

Tianjin Precious Metals Exchange Business Update

On June 2, 2017, the Tianjin Precious Metals Exchange announced that it will adjust its spot commodity trading business in order to reduce trading risks. In particular, it will suspend the opening of new trading positions for all spot commodities traded on the exchange starting on June 12, 2017. The closing of existing trading positions will not be affected. As a result, Yintech will no longer be able to generate significant revenue from its business carried out on the Tianjin Precious Metals Exchange after June 12, 2017. It is expected that the Company’s results of operation will be significantly impacted by this development. It is unclear whether or when the Tianjin Precious Metals Exchange will lift such suspension. The Company’s business carried out on the Shanghai Gold Exchange is not affected. The Company plans to reallocate resources used on its business carried out on the Tianjin Precious Metals Exchange to new businesses and adopt relevant cost control measures.

The Company believes its core strength lies in its deep understanding of, and extensive experience in serving, Chinese individual investors, which can be easily leveraged for other investment and trading products. Yintech has identified a few promising areas and is in advanced stages of preparation for launching new products in the coming quarters.

US$30 Million Share Repurchase Program

On June 2, 2017, Yintech’s Board of Directors authorized a share repurchase program, under which Yintech is authorized to purchase up to US$30.0 million worth of its outstanding American depositary shares (“ADSs”) over the next 12 months. Yintech’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations.

The share repurchase program will be funded with Yintech’s available cash balance. As of March 31, 2017, Yintech had cash and available-for-sale investments of approximately RMB1,812.3 million (US$263.3 million).

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8832 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2017. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of services for the trading of gold and other spot commodities.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@baidao.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com